FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 25, 2004 (“Research In Motion and Rogers Wireless Introduce the New BlackBerry 7100r in Canada")	Page No 2

Document 1

FOR IMMEDIATE RELEASE

October 25, 2004

Research In Motion and Rogers Wireless Introduce the NewBlackBerry
7100r in Canada

Toronto, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Rogers Wireless today introduced the BlackBerry 7100r™ in Canada. The BlackBerry 7100r will appeal to a whole new group of wireless customers in Canada with its traditional mobile phone form factor combined with the popular BlackBerry® platform. The BlackBerry 7100r is expected to be widely available from Rogers Wireless in the coming weeks.

To learn more about the BlackBerry 7100r from Rogers Wireless and register to be among the first in Canada to own a BlackBerry 7100r when it becomes available, simply log on to www.rogers.com/7100r.

The BlackBerry 7100r will provide the power of always-on BlackBerry connectivity to e-mail, voice, text messaging, HTML web browsing and organizer applications, in a sleek and stylish design. Delivering a powerful, integrated wireless voice and data solution for busy mobile professionals and young adults who are in demand and always on the go, the BlackBerry 7100r will exceed the expectations of customers who have yet to trial a BlackBerry wireless device.

“Our customers are busy individuals that are constantly juggling the commitments in their professional and personal lives and need to remain connected to colleagues, family and friends while on the go,” said Rob Bruce, Executive Vice President and Chief Marketing Officer, Rogers Wireless Inc. “With the introduction of the BlackBerry 7100r we can provide our customers with a wireless phone based device that has all the benefits of BlackBerry.”

The BlackBerry 7100r combines superior wireless phone, e-mail (and e-mail attachment), text messaging, organizer, and web applications in a colour-screen, wireless handheld device, and delivers:

  An exceptional wireless phone experience with quad-band support (operating on the GSM/GPRS 850/900/1800/1900 MHz frequencies) enabling global wireless roaming;
  Built-in speakerphone;
  Bluetooth support for headsets and car kits;
  Support for polyphonic ring tones;
  An innovative keyboard with large, comfortable keys;
  Dedicated `send' and `end' convenience keys;
  Excellent talk and standby time;
  A large high-resolution screen that displays crisp images (support for more than 65,000 colours) with a sizeable workspace for composing and reading messages and viewing HTML web sites;
  32 MB flash memory and 4 SRAM;
  Support for cradle-free wireless email synchronization;
  Integrated email attachment viewing;
  A push-based wireless e-mail architecture that delivers messages automatically;
  The ability to access multiple existing work and personal email accounts from a single device.

The BlackBerry 7100r features the breakthrough SureType™ keyboard technology from RIM. SureType effectively converges a wireless device keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably.

“The BlackBerry 7100r with SureType keyboard technology is a breakthrough innovation that we believe will attract a whole new audience in Canada to BlackBerry for the first time,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry 7100r is an excellent choice for customers who are looking to upgrade their wireless phone and want to take advantage of the advanced email and data services available on the Rogers Wireless network.”

The SureType keyboard design incorporates large, optimally placed keys that allow one-handed or two-handed operation. Each key contains a maximum of two letters and the letters are aligned in a standard QWERTY layout. The keyboard works in conjunction with a sophisticated software system that incorporates a large word database (approximately 35,000 words initially, plus the user’s address book), linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy. SureType dramatically outshines the traditional multi-tap approach to messaging on the conventional wireless phone keypad, allowing users to concentrate on the message rather than the method.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to access up to ten email accounts from a single device. Rogers Wireless’ new and enhanced HTML Internet browsing offering is now available to BlackBerry Internet Service users.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, end-to-end, wireless access to email and other corporate data.

About Rogers Wireless:

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, device, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information, please contact:

Heather Armstrong
Rogers Wireless
(416) 935-6379
Heather.Armstrong@rci.rogers.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 25, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller